EXHIBIT 99.1

PRESS RELEASE

Banro Reports Strong Support from Shareholders for Management’s Director
Nominees at Upcoming Annual and Special Meeting on June 27, 2014

Shareholders are asked to vote BLUE proxy before 4:00 p.m. (Toronto time) on
Wednesday, June 25, 2014

Toronto, Canada – June 23, 2014 – Banro Corporation ("Banro" or the "Company" or “we”) (NYSE MKT - "BAA"; TSX - "BAA") is encouraged to have received strong support from shareholders as well as ISS and Glass Lewis (independent international corporate governance analysis and proxy voting firms)  thus far, and asks shareholders that have yet to vote to support management’s director nominees to enable the current Board to continue to build the Company and create value for shareholders. Shareholders who have not yet voted should vote their BLUE proxy no later than 4:00 p.m. (Toronto time) on Wednesday, June 25, 2014.

It is important that Banro shareholders understand:

•
This dissident group, with only 1000 shares in their pocket (non-voting since they were purchased after the record date), is opportunistically trying to steal  your company after the hard work in building two mines has all been done and Banro has turned the corner leading to full production,

•	This dissident group is attempting to convince shareholders to give them the power to potentially destroy what Banro has built over the past 20 years,
•	This dissident group is lacking a financial plan, lacking operations expertise and lacking credibility,
•	Various individuals in this dissident group have a string of failed ventures, cease trade orders and a bankruptcy in their recent past, as we have detailed in a previous press release.

It is also important that Banro shareholders understand:

•	Banro, in conjunction with our larger shareholders, has been working on strengthening our balance sheet, a process which has been interrupted by this dissident attack,
•	Banro’s Namoya mine is in hot commissioning right now and ramping up,
•	Banro’s Twangiza mine is reaping the benefits of the expansion program carried out throughout 2013 and earlier in 2014,
•	Banro’s proposed board has credible mining experience, credible gold mining experience globally and credible gold mining experience in the DRC.

Banro reminds shareholders to support the Company’s director nominees at the upcoming meeting in order to put a stop to the disruptive, opportunistic actions of the dissident, Liberty Street Capital Corp. (“Liberty Street”).

We have listened to our shareholders and in response, have made great strides in our corporate governance, including undertaking a rigorous board renewal process that resulted in the recent appointment of three new independent directors and an independent chairman. The two leading independent proxy advisory firms – Institutional Shareholder Services Inc. and Glass, Lewis & Co., LLC – have recognized our commitment to improvement and have recommended that shareholders vote FOR all of Banro’s director nominees on the BLUE proxy.

As you prepare to cast your vote, Banro urges you to not let the dissidents threaten your investment and the Company’s future. Do not hand control of Banro to a group of opportunistic dissidents with no defined strategy, limited experience and who own just 1,000 shares.  We look forward to your support for Banro's director nominees and urge you to vote only your BLUE proxy prior to the proxy voting deadline of Wednesday, June 25, 2014 at 4:00 p.m. (Toronto time).

We want to remind you of the key reasons you should vote for Banro’s director nominees:

1.
Banro has succeeded in building Twangiza, the first new commercial gold mine in the Democratic Republic of the Congo (“the DRC”) in over 50 years, and is now commissioning its second mine, Namoya, moving the company towards becoming a mid-tier gold producer – all of this in one of the most challenging regions of Africa and a declining commodity market.

2.
The Board and management remain focused on gold production from the Twangiza and Namoya mines, with longer term objectives that include the development of two additional major, wholly-owned gold projects, Lugushwa and Kamituga.

3.	Banro is reaching a milestone in its history where it will be able to reap the benefits afforded to a multi-mine company.
4.
The Board and management have engaged with shareholders and responded to concerns by refreshing the Board, adding three new independent directors over the past year: Richard Brissenden, Matthys Terblanche and Derrick Weyrauch. The Board has also appointed Richard Brissenden as Chairman to provide new and independent leadership, established a fully independent Nominating Committee and has had a number of incumbent directors resign from outside directorships to devote even more time to Banro.

5.
The development and reorganization of our management team and Board over the last year has provided Banro with a team of highly qualified industry professionals with extensive gold experience as well as a track record of successful operations and government relationships in the DRC.

ATTENTION BANRO SHAREHOLDERS
- Vote your BLUE proxy today to ensure the Company stays on track -

We urge you – our valued shareholders – to protect your investment and reject Liberty Street's attempt to take control of your company.

Regardless of how many shares you own, your vote is important in order to send a message to Liberty Street that you support the current Board and the Company’s bright future. It is crucial that you vote your BLUE proxy today.  If you have already voted, you can still change your vote, simply by voting your BLUE proxy today. Your later dated BLUE proxy will replace any prior dated green proxy you may have voted and will count.

Your support is critical to delivering on our plans and we ask you to support all resolutions at the meeting.  If you have any questions or need assistance in voting your proxy, please contact our proxy solicitor, Kingsdale Shareholder Services.

For further information contact:

Kingsdale Shareholder Services; toll free in North America (1-866-851-3214) or call collect outside North America at (416-867-2272) or via email: contactus@kingsdaleshareholder.com

Banro Corporation is a Canadian gold mining company focused on production from the Twangiza mine, which began commercial production September 1, 2012, and completion of its second gold mine at Namoya, located approximately 200 kilometres southwest of the Twangiza gold mine. The Company’s longer term objectives include the development of two additional major, wholly-owned gold projects, Lugushwa and Kamituga. The four projects, each of which has a mining license, are located along the 210 kilometre long Twangiza-Namoya gold belt in the South Kivu and Maniema provinces of the DRC. Led by a proven management team with extensive gold and African experience, the initial focus of the Company is on the mining of oxide material, which has a low capital intensity to develop but also attracts a lower technical and financial risk to the Company. All business activities are followed in a socially and environmentally responsible manner.

For further Banro information, please visit www.banro.com, or contact:
Naomi Nemeth, Investor Relations, +1 (416) 366-9189, +1-800-714-7938, Ext. 2802, info@banro.com, and follow the Company on Twitter @banrocorp.

Cautionary Note Concerning Forward-Looking Statements
This press release contains forward-looking statements.  All statements, other than statements of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding estimates and/or assumptions in respect of future gold production (including the timing thereof), and the Company's development plans and objectives) are forward-looking statements.  These forward-looking statements reflect the current expectations or beliefs of the Company based on information currently available to the Company.  Forward-looking statements are subject to a number of risks and uncertainties that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements, and even if such actual results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on the Company.  Factors that could cause actual results or events to differ materially from current expectations include, among other things: uncertainty of estimates of capital and operating costs, production estimates and estimated economic return; the possibility that actual circumstances will differ from the estimates and assumptions used in the economic studies of the Company’s projects; failure to establish estimated mineral resources and mineral reserves (the Company’s mineral resource and mineral reserve figures are estimates and no assurance can be given that the intended levels of gold will be produced); fluctuations in gold prices and currency exchange rates; inflation; gold recoveries being less than those indicated by the metallurgical testwork carried out to date (there can be no assurance that gold recoveries in small scale laboratory tests will be duplicated in large tests under on-site conditions or during production) or less than those expected following the expansion of the Twangiza plant; uncertainties relating to the availability and costs of financing needed in the future; changes in equity markets; political developments in the DRC; lack of infrastructure; failure to procure or maintain, or delays in procuring or maintaining, permits and approvals; lack of availability at a reasonable cost or at all, of plants, equipment or labour; inability to attract and retain key management and personnel; changes to regulations affecting the Company's activities; the uncertainties involved in interpreting drilling results and other geological data; and the other risks disclosed under the heading "Risk Factors" and elsewhere in the Company's annual information form dated March 29, 2014 filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov.  Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or results or otherwise.  Although the Company believes that the assumptions inherent in the forward-looking statements are reasonable, forward-looking statements are not guarantees of future performance and accordingly undue reliance should not be put on such statements due to the inherent uncertainty therein.